United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Table of Contents:

Press Release
Signature Page

1Q13 Production Report

BASE METALS: DELIVERING A GOOD PERFORMANCE

Rio de Janeiro, April 17, 2013 — Vale S.A. (Vale) production in 1Q13 was marked by a strong operational performance of the base metals assets. Output of copper and cobalt reached all-time high figures while nickel had its best first quarter of the last three years.

Three base metals projects are ramping up production and all of them are doing well, according to plan.

Salobo I — copper and gold — operated at 65% of its nominal capacity in March, the sixth month after the start-up. Lubambe, our Zambian copper JV, produced 4,600 metric tons of copper in concentrates — 100% basis - in its first full quarter of operation.

VNC started the operation of the second of its three lines in February and its total production in the quarter was 5,100 t of nickel contained in NHC (nickel hydroxide cake) and NiO (nickel oxide), 3,900 t higher than 4Q12. VNC also produces cobalt as a by-product, and its output reached 372 t, almost four times the volume delivered in 4Q12.

Due to seasonal factors, the first quarter is the weakest of the year as production is affected by the rainy season in the Southern Hemisphere, particularly causing negative impacts on iron ore, manganese and copper (Brazil) and coal (Australia and Mozambique) output performance.

This year, rainfall in our iron ore mining sites in Brazil was in line with its seasonal pattern, being more concentrated on the coastal regions, raising challenges for the operation of our maritime terminals, Ponta da Madeira, Tubarão, Guaíba Island and Itaguai. Similarly to 1Q12, production dropped on a year-on-year basis, this time influenced by constraints related to permits and other operational issues.

Despite the 3.5% year-on-year drop, we maintain the production guidance of 306 Mt of iron ore for 2013 (excluding Samarco).

The operational license (LO) for the port operations of the CLN 150 project was granted. CLN 150 was designed to enable the expansion of Carajás logistics capacity to 150 million metric tons of iron ore per year (Mtpy). Its other sections, the duplication of 125 km of the Carajás railroad and the construction of a rail terminal at Ponta da Madeira, are underway and expected to come on stream by 1H14.

Coal production had its best first quarter, at 1.7 Mt, rising 16.6% against 1Q12. The performance of our Australian operations, in particular Carborough Downs, more than offset the fall in Moatize´s output.

On February 18, 2013, Vale declared force majeure - cancelled on March 20 - following heavy rainfall in Mozambique.  This created serious challenges to the Linha do Sena railway, which caused an estimated loss of 500,000 t in our coal shipments. As a consequence, the production of Moatize was 16.8% below 1Q12.

Manganese output, at 501,000 t, recorded the best performance of a first quarter since 1Q08.

Production of phosphate rock was 2.0 Mt, a record for a first quarter, helped by the good performance of Bayóvar.

‘000 metric tons	1Q13	4Q12	1Q12
Iron ore	67,536	85,498	69,994
Pellets	11,672	12,090	13,213
Manganese	501	668	484
Coal	1,752	1,951	1,502
Nickel	65	64	63
Copper	90	81	73
Potash	120	161	118
Phosphate rock	1,991	2,060	1,826

Mt= million metric tons.

Kt = thousand metric tons

t = metric tons

BULK MATERIALS

•                               Iron ore

000’ metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

IRON ORE	69,994	85,498	67,536	-21.0%	-3.5%
Northern System	21,711	30,078	21,605	-28.2%	-0.5%
Carajás	21,711	30,078	21,605	-28.2%	-0.5%
Southeastern System	26,759	30,389	24,782	-18.5%	-7.4%
Itabira	8,154	10,041	6,780	-32.5%	-16.8%
Mariana	9,340	9,706	8,856	-8.8%	-5.2%
Minas Centrais	9,265	10,642	9,146	-14.1%	-1.3%
Southern System	17,667	20,405	17,039	-16.5%	-3.5%
Minas Itabirito	7,345	8,497	6,624	-22.0%	-9.8%
Vargem Grande	4,800	5,551	4,891	-11.9%	1.9%
Paraopeba	5,521	6,357	5,524	-13.1%	0.0%
Midwestern System	1,302	1,836	1,425	-22.4%	9.5%
Corumbá	975	1,345	988	-26.5%	1.3%
Urucum	327	491	437	-11.0%	33.9%
Samarco(1)	2,556	2,791	2,685	-3.8%	5.1%

(1) Vale’s attributable production capacity of 50%.

Vale’s iron ore production reached 67.5 Mt in 1Q13, slightly below 1Q12 and 21.0% lower than 4Q12, which resulted from the impact of several factors including seasonality, permitting and other operational issues.

In 1Q13 we produced 21.6 Mt at Carajás, which was slightly below the same period for last year. Despite the operation of the N5 South mine, a world-class asset, there were some operational issues that constrained production.

Compared to 1Q12, the performance of the Southeastern and Southern Systems was poorer, with output decreases of 7.4% and 3.5%, respectively.

The Midwestern System, which is our smallest iron ore mining district but in terms of grades is second only to Carajas - 62.2% versus 66.7% Fe -had its best ever first quarter.

The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais mining sites, produced 24.8 Mt in 1Q13.

The output of Itabira fell 16.8% in relation to 1Q12 primarily influenced by the low grade ROM fed to the processing plant by the crusher. This issue will be solved when Conceição Itabiritos comes on stream this year, as the operation of its two new crushers will allow for the old crusher to be moved to a higher grade section of the mine.

The production of Mariana, which dropped 5.2% year-on-year, was impacted by issues related to permits to exploit new mine sections , which led to lower productivity and Fe content as well as higher costs.  We expect to solve this issue in the short-term.

The output of Minas Centrais was affected by a scheduled maintenance stoppage to allow for the installation of the 5th line in the Brucutu processing plant. The situation is already normalized with no impact on 2Q13 performance. Reserves of Gongo Soco are nearing exhaustion and the mine will be shut down this year.

The Southern System produced 17.0 Mt in 1Q13, reflecting the effects of the scheduled maintenance stoppage in Vargem Grande. In order to maximize efficiency, the Pico B plant, part of the Minas Itabirito site, was put in care and maintenance during the quarter to allow for the using up of inventories, hence reducing working capital needs without affecting sales. Due to the same reasons, the Pico A plant will be idled during 2Q13.

The Midwestern System, comprised of Urucum and Corumbá, produced 1.4 Mt in 1Q13.

•                               Pellets

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

PELLETS	13,213	12,090	11,672	-3.5%	-11.7%
Tubarão I and II	1,062	597	0	n.m.	n.m.
Fábrica	907	826	954	15.4%	5.1%
São Luís	962	46	0	n.m.	n.m.
Vargem Grande	823	1,028	1,053	2.4%	28.0%
Oman	1,415	1,763	1,965	11.5%	38.9%
Nibrasco	2,257	2,260	2,191	-3.1%	-2.9%
Kobrasco	1,139	803	1,133	41.1%	-0.5%
Hispanobras(1)	1,061	1,067	755	-29.2%	-28.8%
Itabrasco	1,019	983	1,090	11.0%	7.0%
Samarco(2)	2,570	2,717	2,530	-6.9%	-1.5%

(1) Production attributable to Vale on a pro forma basis. In July 2012, we entered into a leasing contract for the Hispanobras pelletizing operation. As a consequence, its production is being consolidated 100% on a pro forma basis.

(2) Vale’s attributable production capacity of 50%.

Pellet production reached 11.7 Mt, 11.7% below the same period of last year, reflecting the shutdown of the Tubarão I and II and São Luis pellet plants to accommodate the weaker global demand for blast furnace pellets. These three plants delivered 2.0 Mt in 1Q12.

Following the shift in demand composition, the share of direct reduction pellets in our production climbed to 42% from 22% in 1Q12.

Production volumes at the Tubarão plants ex-Tubarão I and II — Nibrasco, Kobrasco, Hispanobras and Itabrasco — decreased to 5.167 Mt in 1Q13 from 5.476 Mt in 1Q12.

Fábrica and Vargem Grande expanded production by 5.1% and 28.0% against 1Q12, but this was not sufficient to offset the contraction in the other Brazilian plants.

As a result of a steady regional demand, the Oman I and II plants delivered 2.0 Mt of direct reduction pellets, rising 11.5% qoq and 38.9% yoy.

The attributable production from the three Samarco plants was 6.9% and 1.5% lower than 4Q12 and 1Q12, respectively, due to the scheduled maintenance stoppage in 1Q13.

•                        Manganese ore and ferroalloys

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

MANGANESE ORE	484	668	501	-24.9%	3.5%
Azul	379	523	381	-27.2%	0.4%
Urucum	67	92	98	5.9%	46.8%
Other mines	38	52	23	-56.7%	-40.9%

FERROALLOYS	106	59	32	-45.1%	-69.6%
Brazil	50	59	32	-45.1%	-34.9%
Dunkerque	30	0	0	n.m.	n.m.
Mo I Rana	27	0	0	n.m.	n.m.

Responding to the stronger demand, manganese ore production showed the best figure for a first quarter since 1Q08, at 501,000 t against 484,000 t in 1Q12.

Production from Urucum increased 5.9% over 4Q12 and 46.8% over 1Q12, the best performance since 1Q05, reflecting the efficiency gains brought by the operation of new equipment.

Output of the Carajás Azul manganese mine was 381,000 t, in line with 1Q12 and 27.2% lower than 4Q12. In addition to the seasonal effect of the rainy season, performance was impacted by the low level of ore recovery at the processing plant.

Morro da Mina output, which is part of “other mines”, was 56.7% lower than 4Q12, as a result of scheduled maintenance stoppage. The manganese ore from Morro da Mina is sourced to ferroalloys plants, which were affected by weaker demand.

Ferroalloy quarterly production was comprised of 15,200 t of ferrosilicon manganese alloys (FeSiMn), 11,200 t of high-carbon manganese alloys (FeMnHc) and 5,900 t of medium-carbon manganese alloys (FeMnMC).

In 1Q13, ferroalloy production was 45.1% lower than 4Q12 and 34.9% below the same period of last year reflecting production adjustments due to weaker demand for ferroalloys.

•                               Coal

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

METALLURGICAL COAL	1,127	1,471	1,373	-6.6%	21.9%
Moatize	501	648	417	-35.7%	-16.8%
Carborough Downs	325	373	554	48.4%	70.6%
Integra Coal	124	286	218	-23.8%	76.0%
Others	177	163	184	13.0%	4.1%

THERMAL COAL	375	480	379	-21.1%	1.0%
Moatize	193	319	256	-19.7%	32.6%
Integra Coal	81	71	24	-66.3%	-70.2%
Others	102	91	99	9.3%	-2.5%

Coal output in 1Q13, at 1.8 Mt, was the highest for a first quarter, mostly due to the performance of the Australian operations, particularly Carborough Downs (CD). Production of metallurgical coal was also a record for a first quarter and thermal coal output, at 379,000 t, was the best figure since 1Q09.

In 1Q13, coal production was 10.2% below the previous quarter, suffering the effects of the rainy season in Moatize and the longwall move in Integra Coal, in Australia.

Production at Moatize was 30.4% below the previous quarter due to the heavy rainfall in Mozambique.

The ramp-up of Moatize I is being constrained by the availability of railroad and port capacity, restrictions that will be lifted by the operation of the Nacala corridor, expected to come on stream in 2H14.

Production of metallurgical and thermal coal at Integra Coal was 218,000 t and 24,000 t, respectively, in 1Q13. Although increasing by 76% against 1Q12, metallurgical coal output, which involves underground mining, decreased when compared to 4Q12 due to the stoppage of longwall XI in response to poor geological conditions. In April, we concluded the installation of longwall XII and, as a consequence, better operational performance is expected for 2Q13. Thermal coal production, from open cut mining, decreased from the last quarter reflecting the rainy season in Australia.

Production of our other Australian mines was 283,000 t in 1Q13, rising 11.7% against 4Q12. During 1Q13, ROM inventory was used to feed the coal handling preparation plant (CHPP) to make a production increase during the rainy season.

CD, which is a 100% metallurgical coal underground mining operation, increased its output by 48.4% in 1Q13, reaching a record volume of 554,000 t. This was the outcome of good operational performance and better geological conditions in the mining section after the longwall move was completed in early January.

BASE METALS

•                  Nickel

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

NICKEL	63	64	65	1.7%	3.0%
Sudbury	22	15	17	10.6%	-23.8%
Thompson	6	6	7	12.1%	19.8%
Voisey’s Bay	14	18	19	0.8%	29.2%
Sorowako	12	23	17	-24.5%	41.3%
VNC	2	0	3	n.m.	27.2%
Onça Puma	4	0	0	n.m.	n.m.
Others	2	1	2	201.8%	9.8%

Total finished nickel production in 1Q13 was 65,000 t, 1.7% higher than 4Q12 and 3.0% above 1Q12, the best first quarter since 1Q09. Improved operational reliability in Canada and the ramp-up of VNC more than offset the effect of the production loss from Onça Puma and the maintenance shutdown of a furnace at Sorowako.

Finished nickel production using feed delivered by the Sudbury operations (mines and Clarabelle mill) was 10.6% higher than 4Q12, at 17,100 t, but 23.8% lower than 1Q12. In 1Q13 the Copper Cliff smelter processed more Voisey´s Bay feed, while there was some inventory accumulation of Sudbury feed to support future finished nickel production.

There was a two-week corrective maintenance stoppage at the Clydach nickel refinery in January. Since February, Clydach has returned to normal operation.

The output at Thompson in 1Q13 was 7,200 t , an increase of 800 t  against 4Q12 and 1,200 t from 1Q12.

Finished nickel production sourced from Voisey’s Bay concentrates - which are processed through the Sudbury and Thompson smelters - were 18,700 t in 1Q13 with an increase of 29.2% in relation to 1Q12, showing the best performance ever for a first quarter.  Both the Thompson and Copper Cliff smelters performed well and processed inventories of nickel concentrates produced by Voisey’s Bay.   It is worthwhile to note that during the winter season there are limitations to the maritime transportation of nickel concentrates out of Northern Labrador, where Voisey´s Bay is located.

Production of nickel in matte from our Indonesian Sorowako operations  totaled 18,500 t, 13.1% lower than the previous quarter due to a three-week furnace shutdown for maintenance in March. The furnace returned to normal operation, and production rates were stable by the end of the month.  Given the production cycle, the losses of matte production caused by the maintenance stoppage will affect finished nickel output in 2Q13.

Production of finished nickel sourced from Sorowako was 17,400 t, 24.5% lower than 4Q12. This was determined by furnace issues at our nickel refinery in Dalian. Additional matte has been redirected to our 25%-owned refinery in KNC, in South Korea, where it is processed into finished nickel under a tolling agreement.

The furnace problems at Dalian are going to require us to go through  a shutdown and rebuild this year. However, the toll agreement with KNC,

which has approximately the same capacity of Dalian, about 32,000 tpy,  will avoid the impact on the output of finished nickel.

VNC is ramping up as planned, starting operations at the second of its  three production lines and running at an annualized rate of 20,400 t in 1Q13, approximately 35% of the estimated maximum capacity.

Production  of VNC in 1Q13 comprised 2,200 t of NHC and 2,900 of NiO.

In addition to the 2,200 t of nickel contained in NHC, VNC contributed with 700 t to the production of finished nickel delivered by the Asian refineries sourced from VNC’s NiO. The processing of a major part of NiO produced by VNC is still to be processed into finished nickel by the Asian refineries. Therefore, it was not accounted for in our production numbers, which refer only to finished nickel and nickel contained in products such as NHC not processed into finished nickel and sold directly to clients.

Onça Puma remains shut down,  and it is expected to resume operation in 4Q13 with one furnace only.

•                  Copper

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

COPPER	73	81	90	10.5%	22.8%
Sossego	25	28	28	-0.3%	10.3%
Salobo	0	8	11	39.8%	n.m.
Sudbury	24	19	26	37.7%	9.7%
Thompson	1	0	0	-6.1%	-63.7%
Voisey’s Bay	11	14	11	-19.2%	-3.5%
Tres Valles	4	4	4	-1.7%	4.1%
Lubambe(1)	0	1	2	43.6%	n.m.
Others	8	7	8	6.8%	-2.1%

(1)  Vale’s attributable production capacity of 40%.

In 1Q13, copper production was 89,500 t, a record mark, due to the ramp up of Salobo I and  Lubambe and the operational performance of Sudbury.

Despite the rainy season in Brazil, production of copper in concentrates at the Sossego mine at Carajás totaled 27,700 t, the best first quarter since 1Q09.

Salobo I produced 11,000 t of copper in concentrates and 18,700 troy ounces (oz) of gold as a by-product.

Production of copper, a co-product from our Canadian nickel operations, was 37,400 t,  rising 13.6% on a quarter-on-quarter basis. This reflected the operational performance of the Clarabelle mill and the Copper Cliff smelter at Sudbury. Sudbury production had the best first quarter of the last four years.

Voisey’s Bay production was 11,000 t, 2,600 t lower than 4Q12, due primarily to feed availability as a result of a crusher failure and a severe snow-storm that delayed haulage from the mine.

Output at Tres Valles, in Chile, was 3,700 t of copper cathodes in 1Q13, in line with the previous quarter and 4.1% higher year-on-year, as a result of the ramp-up to nominal capacity.

Lubambe, in Zambia, is also ramping up, delivering 4,600 t of copper in concentrates on a 100% basis (attributable production of 1,800 t). Lubambe has a nominal capacity of 45,000 t per year.

•                  Nickel and copper by-products

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

COBALT (metric tons)	592	579	993	71.4%	67.7%
Sudbury	206	105	175	67.5%	-14.9%
Thompson	22	22	14	-38.7%	-37.5%
Voisey’s Bay	310	343	432	25.9%	39.3%
VNC	40	98	372	279.2%	830.1%
Others	14	11	0	n.m.	n.m.

PLATINUM (000’ oz troy)	38	22	34	58.7%	-10.0%
Sudbury	38	22	34	58.7%	-10.0%

PALLADIUM (000’ oz troy)	59	55	89	62.1%	50.3%
Sudbury	59	55	89	62.1%	50.3%

GOLD (000’ oz troy)	35	47	58	22.2%	65.8%
Sudbury	19	14	22	62.1%	15.3%
Sossego	16	20	17	-15.2%	8.9%
Salobo	0	13	19	38.9%	n.m.

SILVER (000’ oz troy)	595	390	425	8.9%	-28.6%
Sudbury	595	390	425	8.9%	-28.6%

Output of cobalt reached the historical mark of 993 t, 71.4% above 4Q12, mainly reflecting the higher production from VNC, which totaled 372 t, 279% higher than 4Q12.

Platinum output was 34,000 oz and palladium was 89,000 oz, 58.7%, and 62.1% above 4Q12, respectively.

Gold production was 58,000 oz in 1Q13, 22.2% higher than 4Q12. Production at Salobo more than offset the lower output from Sossego.

FERTILIZER NUTRIENTS

•                  Potash

000’ metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

POTASH	118	161	120	-25.5%	1.7%
Taquari-Vassouras	118	161	120	-25.5%	1.7%

•                  Phosphates

000’ metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

PHOSPHATE ROCK	1,826	2,060	1,991	-3.4%	9.1%
Brazil	1,112	1,188	1,137	-4.3%	2.2%
Bayóvar	714	872	855	-2.0%	19.7%

MAP(1)	311	307	288	-6.1%	-7.5%
TSP(2)	241	247	251	1.4%	4.2%
SSP(3)	484	587	554	-5.5%	14.5%
DCP(4)	144	113	121	7.1%	-16.1%

(1) Monoammonium phosphate

(2) Triple superphosphate

(3) Single superphosphate

(4) Dicalcium phosphate

Our sales are primarily destined for the Brazilian market, where the demand for nutrients is more concentrated in the second half of the year, so our production tends to be weaker in the first half of the year.

Production of potash was 120,000 t in 1Q13, decreasing 25.5% quarter-over-quarter. The output reduction was caused by geological conditions at the mine and by a non-scheduled maintenance stoppage.

In 1Q13, total production of phosphate rock, which is used to feed the production of phosphate nutrients, decreased by 3.4% over last quarter, but was 9.1% higher than 1Q12, a record for a first quarter, due to the record production of Bayóvar.

Output from our Brazilian operations was slightly below 4Q12 due to the rainy season in Brazil.

The production of MAP (monoammonium phosphate) totaled 288,000 t in 1Q13, 6.1% and 7.5% below quarter-over-quarter and year-over-year levels, respectively, due to a non-scheduled stoppage for maintenance.

TSP (triple superphosphate) production reached 251,000 t, a record high in 1Q13, reflecting production adjustments due to stronger demand.

In 1Q13, production of SSP (single superphosphate) was 5.5% lower than 4Q12, as a result of a scheduled maintenance stoppage. Output was 14.5% higher than the same period last year showing a recovery after the maintenance stoppage, which occurred during 1Q12.

DCP (dicalcium phosphate) production was 16.1% below 1Q12, reflecting production adjustments due to weaker demand.

•                  Nitrogen

‘000 metric tons	1Q12	4Q12	1Q13	% Change 1Q13/4Q12	% Change 1Q13/1Q12

AMMONIA	132	143	141	-1.3%	7.0%
UREA	107	143	128	-10.4%	19.3%
NITRIC ACID	118	117	115	-2.2%	-3.0%
AMMONIUM NITRATE	119	120	120	0.3%	1.3%

In 1Q13, ammonia production was slightly below last quarter and 7.0% higher than the same period of last year after recovery from a scheduled stoppage for maintenance in 1Q12.

The output of urea was 10.4% lower than the previous quarter due to a non-scheduled corrective maintenance stoppage in 1Q12.

In 1Q13, output of nitric acid was 2.2% below the previous quarter while the output of ammonium nitrate was slightly higher on a quarter-on-quarter basis.

For further information. please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Bonança Correa: marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 17, 2013		Roberto Castello Branco
Director of Investor Relations